June 15, 2005

Ms. Michele Gohlke
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

Dear Ms. Gohlke:

Re: Comments on Form 10-KSB for the fiscal year ended

December 31, 2004, File No. 000-22179.

Reference is made to your letter, dated May 25, 2005 and received by us on May 26, 2005 via facsimile, regarding comments by the Staff of the U. S. Securities and Exchange Commission with respect to the above-referenced Form 10-KSB. This letter repeats such comments followed by responses prepared by management of SpectRx, Inc., together with its legal and accounting representatives.

General

We note that you have filed your quarterly Exchange Act reports during fiscal 2004 under Regulation S-X. We then note that you filed your annual Exchange Act report as of December 31, 2004 under Regulation S-B. Please note that a reporting company may only file Exchange Act reports under Regulation S-B at the beginning of a fiscal year. You cannot enter the Regulation S-B system during a fiscal year if you have already filed Exchange Act reports for periods included in that fiscal year under Regulation S-X. Please revise this filing to meet the requirements of Regulation S-X. A reporting company may enter the S-B system if it meets both the revenue and public float test for each of the last two fiscal years.

Response: We filed our 2004 annual report under Regulation S-B, after having carefully reviewed the language of Item 10 of the regulation, which we believe supported our decision to file our annual report for 2004 fiscal year on form 10-KSB, even though we filed our quarterly reports for our 2004 fiscal year under Regulation S-K. After receiving the Staff's comments, we had telephone discussions with the Staff, which provided us with supplemental interpretative information regarding entry into the Regulation S-B reporting system. As a result and as requested by you, we will provide an annual report for our 2004 fiscal year meeting the requirements of Regulation S-K and using form 10-K as soon as reasonably practical.

We also advise the Staff that we have met both the revenue and public float tests for entrance into the S-B system for each of the last two fiscal years. We inadvertently included shares held by affiliates in the public float calculation provided in our Form 10-K for the fiscal year ended December 31, 2003. [Taking out the shares held by affiliates, our public float was less $25,000,000 within 60 days of the end of both 2003 and 2004 fiscal years, as required by Item 10 of Regulation S-B.] Accordingly, we believe that for our 2005 fiscal year, we meet the definition of a "small business issuer" as defined in Regulation S-B.

Item 6. Management's Discussion and Analysis of Financial or Plan of Operation

We note your disclosure that revenue decreased in fiscal 2004 compared to fiscal 2003 related to a change in the way that you accounted for earnout payments related to the BiliChek disposable. This disclosure is vague and unclear. Tell us and revise this filing to clarify if this is a change in accounting policies. Explain to us how you are now accounting for earnout payments and how you were previously accounting for these payments. Support your conclusion that your accounting is appropriate with reference to accounting literature.

Response: The reference in 2004 to a change was intended to indicate a change in the financial statement presentation attributable to payments related to sales of the BiliChek disposable by Respironics. During 2003, the company reflected the portion of its payments from Respironics that were tied to the sales of BiliChek disposables, in the amount of approximately $146,000, in a manner consistent with the $268,000 of royalty payments earned in 2003 related to the BiliChek disposable prior to the sale. We believe such an accounting focused on and achieved comparability between 2002 and 2003, since the payment of $146,000 in 2003 was also directly related to the BiliChek disposable.

We determined that for all periods subsequent to the year of sale, all payments resulting from the sale, including those tied specifically to the BiliChek disposable, should be included in the financial statements as a gain on the sale. This difference addresses the fact that such amounts were no longer related to the company's ongoing major or central operations and were, therefore, presented as other income (expense).

Item 7. Financial Statements and Supplementary Data

Financial Statements

Consolidated Statement of Operations

We note that you classified the gain on the sale of your BiliChek product line of $4.2 million and $1.1 million for the year ended December 31, 2004 and 2003 as non-operating revenue. Revise this filing to properly classify this gain as a component of operating income (loss). Refer to paragraph 45 of SFAS 144.

Response: In classifying the $4.2 million gain on sale of the BiliChek product line, we viewed the gain as having characteristics consistent with a capital gain on the sale of an asset. For this reason, this income was included under a non-operating caption. We agree with the Staff that an asset sold out of an operating entity should have been viewed as an asset held for sale and we will revise this filing to classify this gain as component of operating income (loss).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

We note that your disclosure that you enter into collaborative arrangements. Your accounting for these arrangements is unclear. Tell us and revise this filing to address the following:

Describe how you account for the associated costs under these arrangements since you recognize revenue when milestones have been achieved.

Response: The costs associated with collaborative agreements are expensed in the period they are incurred. The fees are determined to be earned only when they are paid. As requested, this disclosure will be included for clarification purposes in our revised filing.

Clarify when you recognize revenue related to your license fees under these arrangements. We note that you defer these licenses fees and recognize them when earned. Describe to us how you determine and measure when these fees are earned.

Response: We have had collaborative agreements in the past, including the periods that will be included in our revised filing, but we do not have any collaborative agreement revenue in the current period. The note on revenue recognition will be revised to provide more explanation regarding our accounting policies, and we will add a note in the revised filing for recognition of costs related to collaborative agreements, which will read substantially as follows:

Revenue Recognition

The Company records revenue from product sales at the time the product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed or determinable, and collectability of the related receivable is reasonably assured. Revenue is recorded at gross, which includes all shipping and handling costs, and recognized only when the Company has no significant future performance obligation or we and the collaborative partner agree that a milestone has been achieved. Revenue from collaborative agreements is recorded when performance targets have been met. In the past, we received funds from collaborative agreements in two forms - milestone revenue based upon achieving certain performance targets and reimbursement of research and development expense. Payments for expense reimbursement are recorded as reduction of expense. Periodic license fees received under collaborative agreements related to future performance are deferred and recognized as income when earned. Although some of the Company's products have expiration dates, the Company has not issued any credits or allowances for expired products. The Company did allow a one-time credit of $25,000 related to test marketing of a new product by a single distributor.

 Cite the accounting literature relied upon.

Response: We have relied upon SABs No. 101 and 104 to account for the uncertain achievement of milestones both for the recognition of revenue and for the expensing of costs. If the collectability of assets received for product sales, services, milestone or license fees is doubtful, the revenues are recognized on the basis of cash received. As requested, in the revised filing we will cite SABs No. 101 and 104 as the accounting literature relied upon.

Note 6. Stockholders' Equity

We note that you have classified $4.8 million related to your redeemable convertible preferred stock as a liability within your consolidated balance sheet. We also note your settlement agreement with Abbott for the redemption of these securities. Tell us and revise this filing to explain if you measure these instruments at fair value with changes in fair value recognized in earnings at each reporting date. Refer to paragraph 24 of SFAS 150.

Response: As requested in our revised filing, we will explain how we measure these instruments in Note 2 - Summary of Significant Accounting Policies - Fair Value of Financial Instruments, which will read substantially as follows:

Fair Value of Financial Instruments

The redeemable preferred stock is that portion issued in 1999 and 2000, for which an election to redeem has been made. Redeemable preferred stock due to be redeemed on or before December 31, 2005 is included in current liabilities. The remainder of the redeemable preferred stock is in long-term liabilities. The estimated fair value and the determination of whether they are in long-term or current liabilities is based upon the specific payment amounts and dates, per the term of the agreement with the holder.

The changes in value of this liability are due to any payments made and any dividends accrued during the period, or any further amounts changing from long-term to short-term liabilities.

We note that you granted and canceled a significant number of stock options in each period. Please revise the filing to explain the circumstances surrounding the number of grants in 2003 and 2004, and explain how they related to the number of cancellations in those periods. Explain how you considered Question 11(b) of FIN 44 in your accounting for these cancellations and grants.

Response: As requested, we will provide this explanation in our revised filing. We reviewed all of the issuances and cancellations of stock options for each individual during the periods reported, including tests for related transactions, time intervals and interest. We believe that we have correctly considered questions 11(a) and 11(b) of FIN 44 for our accounting of the cancellations and grants of options and that no such cancellations and issues should be considered as re-pricing.

* * * *

In accordance with your instructions, we acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning the above responses, please feel free to contact me at (770) 242-8723. Thank you for your attention to this matter.

Sincerely,

Mark A. Samuels

Chief Executive Officer &

Chief Financial Officer